UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 15, 2019

(Date of Report (Date of earliest event reported))

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street, Suite 3300

Tampa, FL 33602

(Full mailing address of principal executive offices)

Telephone: (813)-448-1234

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

On July 15, 2019, Generation Income Properties, Inc. (the “Company”) announced the appointment of Mr. Benjamin Adams and Mr. Pat Quilty to our board of directors.

Benjamin Adams has been Chief Executive Officer and Founder of Ten Capital Management since May 2011, an independent, fundamental value-driven private equity real estate firm based in Cleveland, Ohio. He is responsible for the strategic direction and oversight of all firm activities.  From January 2008 to April 2011, Mr. Adams was a Portfolio Manager with The Townsend Group, where he oversaw $1.7 billion in private equity real estate assets under management within the firm’s discretionary investment management business, and was actively involved in product development and structuring. Prior to Townsend, Mr. Adams was a Vice President and General Counsel of Lionstone Development LLC, a Miami-based, principal balance sheet investor.

Mr. Adams has practiced law with Greenberg Traurig LLP in New York, New York, and served as the Special Assistant to the White House Counsel in the Clinton Administration. Mr. Adams has a law degree from Georgetown University Law Center and a Bachelor of Arts from Miami University in Oxford, Ohio. Mr. Adams is the founder and Chairman Emeritus of the Defined Contribution Real Estate Council (DCREC). He also brings an understanding of accounting principles and financial presentation and analysis.

Patrick Quilty has been Chief Credit Officer for AIG Multinational and Alternative Risk Group since September 2012. He is responsible for overseeing, assessing and approving a portfolio of highly structured transactions providing global risk solutions for middle market and Fortune 50 companies across diversified industries. From October 2010 to September 2012, Mr. Quilty was Co-Founder and Head of Credit Risk at Specialized Performance Advisory Group LLC, an independent asset management firm providing investment, advisory and risk counseling for family office and institutional clients. From November 2003 to October 2010, Mr. Quilty was a Senior Portfolio Manager for Barclays Capital Loan Portfolio focused on the Specialty Finance and REIT sectors. Mr. Quilty has also served as a credit derivatives trader in their Principal Credit and Risk Finance Group.

Over his thirty-year career, Mr. Quilty has held senior portfolio, trading and risk management positions at ABN AMRO, Chase Asset Management, Lehman Brothers and JP Morgan. Mr. Quilty has a Bachelor of Science in Economics from Florida State University and completed graduate coursework in Real Estate Investment and Development at the Steven L Newman Real Estate Institute at Baruch College. He also brings an understanding of accounting principles, risk management, financial presentation and analysis.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 10.	Exhibits

Number	Description of Exhibit

15.1	Press release dated July 15, 2019 – Appointment of New Directors

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date: July 15, 2019	By:	/s/ David Sobelman
David Sobelman
Chief Executive Officer